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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                          Lady Luck Gaming Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   505820100
                         ------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 pages
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CUSIP No.  505820100                    13G                   Page 2 of 6 Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Grace Brothers, LTD.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois Limited Partnership

                5  SOLE VOTING POWER
  NUMBER OF
   SHARES            1,274,001 Shares
BENEFICIALLY
  OWNED BY      6  SHARED VOTING POWER
    EACH
 REPORTING      7  SOLE DISPOSITIVE POWER
   PERSON
    WITH             1,274,001 Shares

                8  SHARED DISPOSITIVE POWER


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,274,001 Shares

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.35%

12 TYPE OF REPORTING PERSON*

          BD, PN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 8 pages
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                               Page 3 of 6 Pages



               GRACE BROTHERS, LTD.  -   LADY LUCK GAMING CORP

                                Schedule 13G


Item 1 (a)     Name of Issuer:

               Lady Luck Gaming Corp

Item 1 (b)     Address of Issuer's Principal Executive Offices:

               220 Stuart Avenue
               Las Vegas, NV  89101


Item 2 (a)     Name of Person Filing:

               Grace Brothers, Ltd.

Item 2 (b)     Address of Principal Business Office or, if
               none, Residence:

               1560 Sherman Avenue, Suite 900
               Evanston, IL  60201

Item 2 (c)     Citizenship:

               Illinois Limited Partnership

Item 2 (d)     Title of Class of Securities:

               Common Stock

Item 2 (e)     CUSIP Number :

               505820100

Item 3         If this statement is filed pursuant to Rules
               13d-1 (b), or 13d-2 (b), check whether the person filing is a:

                              Page 4 of 6 Pages

       (a)  (X)  Broker or Dealer registered under
                 Section 15 of the Act
       (b) ( ) Bank as defined in section 3(a)(6) of the Act
       (c)  ( )  Insurance Company as defined in
                 section 3(a)(19) of the Act
       (d)  ( )  Investment Company registered under
                 section 8 of the Investment Company
                 Act
       (e)  ( )  Investment Adviser registered under
                 section 203 of the Investment
                 Advisers Act of 1940
       (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
                 Security Act of 1974 or Endowment
                 Fund: see  240,13d-1(b)(1)
                 (ii)(F)
       (g) ( ) Parent Holding Company, in accordance with 340,13d-1(b)(ii)(G) (Note: See
                 Item 7)
       (h)  ( )  Group, in accordance with  240,13d-
                 1(b)(1)(ii)(H)


Item 4 Ownership


       (a)  Amount Beneficially Owned:

              1,274,001 shares


       (b)  Percent of Class:

              4.35%

     (c) Number of shares as to which such person has:

         (i)   sole power to vote or
               to direct the vote             1,274,001
         (ii)  shared power to vote or
               to direct the vote

                              Page 5 of 6 Pages


                  (iii) sole power to dispose
                        or to direct the
                        disposition of                 1,274,001
                  (iv)  shared power to dispose
                        or to direct the
                        disposition of

Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the
               fact that as of the date hereof teh reporting
               person has ceased to be the beneficial owner of
               more than five percenet of the class of
               securities, check the following   X  .
                                               -----

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person

               Not Applicable.

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company

               Reporting person is not a parent holding company.

Item 8. Identification and Classification of Member of the Group

               Reporting person is not a member of a group.

Item 9.        Notice of Dissolution of Group

               Reporting person is not filing notice of dissolution of a group.

Item 10.       Certification

                 By signing below I certify that, to the best of my knowledge and belief, the securities

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                              Page 6 of 6 Pages

                 referred to above were acquired in the
                 ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.


               Signature

                    After reasonable inquiry and to the best of
               my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               Date: May 7, 1996
                     -----------

               Signature:
                          --------------------------------------

               Name/Title: Bradford T. Whitmore/General Partner
                           -------------------------------------